AFFIRMATIVE INSURANCE HOLDINGS, INC.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Michael J. McClure

Executive Vice President

& Chief Financial Officer

February 23, 2009

FILED VIA EDGAR (CORRESP)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-6010

Re: Affirmative Insurance Holdings, Inc.

Comment Letter Regarding Form 10-K for the fiscal year ended December 31, 2007, Form DEF 14A filed April 29, 2008, and Form 10-Q for the period ended June 30, 2008; File Number 000-50795

Dear Mr. Rosenberg:

We are in receipt of that certain correspondence dated February 11, 2009 (the "Comment Letter"), from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to: (i) the Form 10-K for the year ended December 31, 2007, (ii) the Definitive Proxy Statement on Schedule 14A filed April 29, 2008, and (iii) the Form 10-Q for the period ended June 30, 2008 of Affirmative Insurance Holdings, Inc. ("Affirmative").

In the Comment Letter, you indicated that we should respond to the comments contained therein within ten (10) business days or tell the Staff when we will provide a response. We appreciate the Staff's comments, and wish to ensure that we have sufficient time to respond to the Comment Letter appropriately.  At present, our internal accounting, actuarial and legal staff as well as our independent auditors are heavily involved in our December 31 fiscal year-end closing and reporting processes, as well as several special projects, and will continue to be so for the next several weeks.  The Staff's comments, which relate to accounting issues and related disclosures, require careful consideration and coordinated responses, both by our internal accounting and legal staff as well as our independent auditors.  Accordingly, this correspondence will confirm that we will submit a written response to the Staff's comments in the Comment Letter on or before March 6, 2009.

Thank your for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

____/s/ Michael J. McClure____

Michael J. McClure

EVP & CFO

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com